

June 6, 2013

<u>Via E-mail</u>
Andrew Brodkey, CEO
Titan Iron Ore Corp.
3040 North Campbell Ave., #110
Tucson, AZ 85719

> **Re: Titan Iron Ore Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 23, 2013**
> **File No. 333-186826**

Dear Mr. Brodkey:

     We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 7, 2013.

<u>General</u>

1.   We note your response to prior comment 3. We do not believe that the lack of a definitive purchase agreement and established financing for the transaction are sufficient to establish that the transaction is not probable. We note several factors suggesting that the acquisition may be probable, including the entry into a binding letter of intent, payment of a nonrefundable deposit of $25,000, intent to engage in due diligence and public disclosure of your plans to acquire Sunrise. Please provide further analysis to support your conclusion regarding the probability of the Sunrise acquisition. For example, address the actions taken by your board of directors in connection with the acquisition, the status of your due diligence activities, actions that you have taken or plan to take to obtain a source of financing and the status of negotiations regarding a definitive purchase agreement. Your analysis should be clear how as to how you have evaluated each aspect of the transaction, including the likelihood of satisfying any contingencies. If you continue to believe that the transaction is not probable, provide a detailed and prominently presented discussion of your analysis in your prospectus so as to alert investors to the fact that you do not believe the acquisition is probable.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Bernard Pinsky, Esq.
        Clark Wilson LLP